FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

December 9, 2009

Item 3: News Release:

A news release dated and issued on December 9, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

$1,000,000 Non-Brokered Private Placement

Item 5: Full Description of Material Change:

December 9, 2009 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J).  Pacific North West Capital Corp. (the “Company”) wishes to announce the following:

A non‐brokered private placement of up to 5,000,000 units at a purchase price of $0.20 per unit for gross proceeds of up to $1,000,000. Each unit will consist of one common share in the capital of the Company and one‐half of one share purchase warrant, each whole Warrant entitling the holder thereof to purchase one additional common share of the Company for 2 years at a price of $0.35 in the first year and at a price of $0.45 in the second year.

A portion or all of the units may be flow-through units.

The proceeds from the private placement received from the sale of the units, will be used for the further development of the Destiny Gold Project, located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region, Québec (see news release dated December 3, 2009) and for the further development of the Rock and Roll Project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia.  (see news release dated Oct 12, 2009), and for the acquisition of additional Platinum Group Metals, precious metals and base metals projects in Canada, the United States and Africa.

A finder’s fee may be paid.  The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of December 2009.